

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

David M. Wehner
Chief Financial Officer
Meta Platforms, Inc. (f/k/a Facebook, Inc.)
1601 Willow Road
Menlo Park, CA 94025

> **Re: Meta Platforms, Inc. (f/k/a Facebook, Inc.)**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **File No. 001-35551**

Dear Mr. Wehner:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Kaplan